SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.

(Name of Subject Company)

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

HG VORA CAPITAL MANAGEMENT, LLC

PARAG VORA

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

Philip M. Garthe

HG Vora Capital Management, LLC

870 Seventh Avenue, Second Floor

New York, NY 10019

(212) 707-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Great Wolf Resorts, Inc., a Delaware corporation (the “Company” or “Great Wolf Resorts”). The address of the principal executive offices of Great Wolf Resorts is 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717, and its telephone number is (608) 662-4700.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, between Great Wolf Resorts and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”). According to the Schedule 14D-9 filed by the Company on March 13, 2012 (as amended, the “Company 14D-9”), as of the close of business on March 12, 2012, there were 250,000,000 Common Shares authorized, of which 33,429,289 were issued and outstanding (including 1,759,725 restricted shares, of which 523,552 represent stock-denominated performance awards that were converted into restricted shares upon the signing of the Agreement and Plan of Merger dated as of March 12, 2012, by and among Great Wolf Resorts, K-9 Holdings, Inc., a Delaware corporation (“Parent”), and K-9 Acquisition, Inc., a Delaware corporation (“Offeror”)).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address of Person Filing this Statement.

This Schedule 14D-9 is being filed by: (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the “Filing Persons.” Any disclosures herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 14D-9.

The address of the Filing Persons is 870 Seventh Avenue, Second Floor, New York, NY 10019 and the telephone number of the Filing Persons is (212) 707-4300.

(b) Tender Offer of K-9 Acquisition, Inc.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Offeror, a direct wholly-owned subsidiary of Parent, to purchase all of Great Wolf Resorts’ outstanding Common Shares (including any restricted shares) for $5.00 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated March 13, 2012, as amended or supplemented from time to time, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Restricted Shares, as each is amended or supplemented from time to time. According to the Company 14D-9, Parent is a direct wholly-owned subsidiary of K-9 Investors, L.P. (“K-9 Investors”), a Delaware limited partnership. According to the Company 14D-9, all of the limited partnership interests in K-9 Investors are owned, directly or indirectly, by certain equity funds managed by Apollo Management VII, L.P. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the U.S. Securities and Exchange Commission on March 13, 2012.

The Schedule TO states that the address of Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019, and Offeror’s telephone number thereat is (212) 515-3200.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

None.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) - (c) Solicitation/Recommendation; Reasons; Intent to Tender.

On April 6, 2012, the Filing Persons delivered a letter to the Board of Directors of the Company. The letter was filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Filing Persons on April 6, 2012, and is incorporated into this Schedule 14D-9 in full. At this time, the Filing Persons do not intend to tender their shares into the Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

None.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2.

1.	Fund – 4,125,000 shares of Common Stock, which represents 12.34% of the Company’s outstanding Common Stock.

2.	Manager – 4,125,000 shares of Common Stock, which represents 12.34% of the Company’s outstanding Common Stock.

3.	Parag Vora – 4,125,000 shares of Common Stock, which represents 12.34% of the Company’s outstanding Common Stock.

All percentages set forth in this Schedule 14D-9 are based upon the Company’s reported 33,429,289 outstanding shares of Common Stock as reported in the Company 14D-9.

In the 60 days prior to this filing, the following describes the Filing Persons’ purchase and sale activity in shares of Common Stock in the open market:

HG Vora Special Opportunities Master Fund, LTD

Trailing 60-Day WOLF Trading History

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
2/10/12	(18,300)	$3.4013
2/13/12	(900)	$3.5489
2/14/12	1,200	$3.4833
2/15/12	(2,000)	$3.5400
2/16/12	200	$3.4950
2/17/12	(200)	$3.5800
2/21/12	100	$3.6800
2/21/12	(5,100)	$3.6510
2/22/12	5,000	$3.8326
2/22/12	(30,000)	$3.8655
2/23/12	19,000	$3.8511
2/24/12	2,092	$4.1700
2/24/12	(21,092)	$4.3148
2/27/12	40,000	$4.0784
2/27/12	(1,000)	$4.4500
2/28/12	21,000	$3.9463
2/29/12	1,286	$4.0111
3/5/12	(11,286)	$4.3112
3/8/12	20,000	$4.1772
3/9/12	11,000	$4.1677
3/12/12	(500)	$4.2000
3/13/12	70,500	$5.1709
3/13/12	(11,000)	$5.2155
3/14/12	660,000	$5.4000
4/4/12	125,000	$5.6411

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(b)	Golden Parachutes.

Reference is made to Item 8 of the Company 14D-9.

(c)	Additional Information.

None.

ITEM 9.	EXHIBITS.

Exhibit No.

1	Letter to the Board of Directors of Great Wolf Resorts, Inc., dated April 6, 2012, and filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Filing Persons on April 6, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2012

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

By:	/s/ Parag Vora
Name:	Parag Vora